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Pricing Supplement dated July 22, 1997                            Rule 424(b)(3)
(To Prospectus dated March 9, 1994 and                         File No. 33-52359
Prospectus Supplement dated March 9, 1994)



                        TOYOTA MOTOR CREDIT CORPORATION

                         Medium-Term Note - Fixed Rate

________________________________________________________________________________


Principal Amount:  $10,000,000               Trade Date: July 22, 1997
Issue Price: 100%                        Original Issue Date: July 25, 1997
Interest Rate: 6.65% per annum             Net Proceeds to Issuer:  $10,000,000
Interest Payment Dates: January 25, and    Principal's Discount or
 July 25 of each year, commencing January  Commission: 0.0%
 25, 1998
Stated Maturity Date: July 25, 2007


________________________________________________________________________________




Day Count Convention:
    [x]  30/360 for the period from July 25, 1997 to July 25, 2007
    [ ]  Actual/365 for the period from               to
    [ ]  Other (see attached)                       to

Redemption:
    [ ] The Notes cannot be redeemed prior to the Stated Maturity Date.
    [x] The Notes may be redeemed prior to the Stated Maturity Date.
        Initial Redemption Date: July 25, 1998 See, "Additional Terms of the Notes - Redemption"
        Initial Redemption Percentage:  100%
        Annual Redemption Percentage Reduction:  Not applicable

Repayment:
    [x] The Notes cannot be repaid prior to the Stated Maturity Date.
    [ ] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %

Currency:
    Specified Currency:  U.S. dollars
        (If other than U.S. dollars, see attached)
    Minimum Denominations:
        (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
    Total Amount of OID:
    Yield to Maturity:
    Initial Accrual Period:

Form:  [x] Book-entry            [ ] Certificated
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                          ___________________________
                           Bear, Stearns & Co. Inc.





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                       ADDITIONAL TERMS OF THE NOTES

Denomination

              Each Note will be issued in a minimum denomination of $100,000 and in $1,000 increments thereafter.

Redemption

              The Notes are subject to redemption by TMCC, in whole but not in part, on the Initial Redemption Date and on the 25th day of each month thereafter, subject to not less than 20 nor more than 60 days' prior notice.

Plan of Distribution

              Under the terms of and subject to the conditions of an Appointment Agreement dated October 30, 1996 and an Appointment Agreement Confirmation dated as of July 25, 1997 (collectively, the "Agreement"), between TMCC and Bear, Stearns & Co. Inc., Bear Stearns & Co. Inc., acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100.00% of their principal amount. Bear, Stearns & Co. Inc. may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purpose of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Bear, Stearns & Co. Inc.

              Under the terms and conditions of the Agreement, Bear, Stearns & Co. Inc. is committed to take and pay for all of the Notes offered hereby if any are taken.

              Affiliates of Bear, Stearns & Co. Inc. have in the past and may in the future engage in general financing and banking transactions with TMCC and its affiliates.

Certain U.S. Tax Considerations

              The following is a summary of the principal U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should
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consult with and rely solely upon their own tax advisors
concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

              Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

              U.S. Holders. Although there is a possibility that the Notes will not be outstanding until the Stated Maturity Date, the general rule under the regulations regarding OID is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combination of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes are treated as if they will not be redeemed by TMCC, and thus as if they were to remain outstanding until the Stated Maturity Date. Under the foregoing principles, the amount payable with respect to a Note at the Fixed Interest
Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.